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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0722 Expires: September 30, 2021 Estimated average burden hours per response . . . . . . . 5.0

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)	November 24, 2021

Gateway Garage Partners LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1031420
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

33 Flying Point Road, Southampton, New York 11968

(Full mailing address of principal executive offices)

(813) 438-6542

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Units of LLC Interest

Item 9. Other Events.

On November 24, 2021, Gateway Garage Partners LLC (the “Company”) declared a cash distribution of $1.25 per Unit of the Company’s limited liability company interests. The distribution is payable on December 17, 2021 to holders of record on December 10, 2021.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	Gateway Garage Partners LLC

By (Signature and Title)	/s/ Charles J. Follini, President

Date	November 29, 2021

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